IMMEDIATE RELEASE

CENTRICA ANNOUNCES THAT FOLLOWING ENRON’S FAILURE TO OBTAIN FROM THE
BANKRUPTCY COURT AN ORDER PROHIBITING CLAIMS OF THIRD PARTIES WITH RESPECT
TO POTENTIAL ENRON-RELATED LIABILITIES, CENTRICA HAS INFORMED NEWPOWER
THAT CENTRICA HAS DECIDED NOT TO WAIVE THE APPLICABLE CONDITION TO
CENTRICA’S OBLIGATION TO PURCHASE NEWPOWER SHARES IN THE TENDER OFFER;
ACCORDINGLY, CENTRICA AND NEWPOWER HAVE AGREED TO TERMINATE THE MERGER
AGREEMENT

WINDSOR, ENGLAND 28 March, 2002 -- Centrica plc (Centrica) today announced that following Enron Corp.’s (Enron) failure to obtain from the bankruptcy court an order enjoining claims against NewPower (NewPower) (NYSE:NPW) for any joint and several liability it potentially may have as a result of its membership for a short time in the Enron consolidated tax and benefits groups, which was a condition to Centrica’s and Windsor’s offer under the terms of the merger agreement between Centrica, Windsor Acquisition Corporation (Windsor), an indirect wholly owned subsidiary of Centrica, and NewPower, dated as of 22 February, 2002, Centrica and Windsor, after due consideration, have decided not to waive the condition.

Given the failure of this condition, Centrica and Windsor do not intend to purchase shares of NewPower stock in the tender offer. Accordingly, Centrica and NewPower have agreed to terminate the merger agreement.

The tender offer is scheduled to expire at midnight, New York City time, on Thursday, March 28, 2002.

Centrica and NewPower have agreed to hold discussions to determine whether an offer to NewPower to purchase business assets, rather than common stock would be a viable alternative, but there is no assurance that such discussions will lead to a transaction.

About Centrica

Since its formation in 1997, Centrica has developed into a leading provider of energy and other essential services. In the UK, Centrica offers energy supply and related products under the British Gas brand, roadside and financial services from the AA, telecoms products and services through One.Tel and British Gas and financial services from Goldfish.

The group’s strategy of international expansion took a significant step forward in August 2000 with the acquisition of Toronto based Direct Energy, North America’s largest unregulated retailer of natural gas at that time. Centrica is also active in six states in the U.S. through the Energy America brand, which it acquired in January 2001.

Centrica currently supplies gas to 1.3 million customers across North America under the Direct Energy and Energy America brands, making it the largest unregulated energy supplier. In addition, 600,000 customers have already signed up with Direct Energy in anticipation of the opening of the Ontario electricity market scheduled in May 2002.

In June 2001, Centrica also assumed full ownership of GreenSource Limited, a company providing access to a network of private gas servicing and installation contracting firms in Ontario. This was followed in January 2002 by the announcement that it had reached agreement to acquire Enbridge Services Inc. which more than doubled the customer base of Centrica’s Canadian business.

CONTACT:

Centrica: Investor Relations: Media Relations:	011-44-(0)1753 494900 011-44-(0)1753 494085